

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Niccolo de Masi
Chief Executive Officer
dMY Technology Group, Inc. IV
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

> **Re: dMY Technology Group, Inc. IV**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 13, 2021**
> **File No. 333-258431**

Dear Mr. de Masi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2021 letter.

Form S-4/A filed October 13, 2021

Do dMY IV's directors and officers have any interest in the matters to be voted on at the Special Meeting?, page 21

1.   We note your response to comment 2, and reissue our comment. Please expand your disclosure to provide a detailed description, in lieu of a summary, of the interests that your directors and officers may have in the business combination.

Agreements with Google, page 296

2.   Please revise to disclose the material terms of your agreements with Google including, but not limited to, the term and any minimum purchase obligations.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing